UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   Form 12b-25
                           NOTIFICATION OF LATE FILING


                              EXHIBITS TO FORM 10-Q
                  FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2002


                            SEC FILE NUMBER: 1-13934
                             CUSIP NUMBER: 597911106



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                         PART I - REGISTRANT INFORMATION

        Full Name of Registrant:

        Midwest Express Holdings, Inc. (the "Registrant")

        Address of Principal Executive Office (Street and Number):

        6744 South Howell Avenue

        City, State and Zip Code:

        Oak Creek, Wisconsin 53154

                        PART II - RULES 12b-25(b) AND (c)

       The Registrant could not file timely the exhibits listed in Part III below (the "Exhibits") as exhibits to its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2002 (the "Second Quarter 10-Q") without unreasonable effort and expense, and the Registrant seeks relief pursuant to Rule 12b-25(b). The Registrant represents the following:

              a) The reason causing the Registrant's inability to file timely the Exhibits as exhibits to the Second Quarter 10-Q (as described in Part III of this form) could not be eliminated by the Registrant without unreasonable effort and expense; and

              b) The Registrant will file the Exhibits by means of an amendment to the Second Quarter 10-Q on or before the fifth calendar day following the prescribed due date.

       No accountant's statement or other exhibit required by Rule 12b-25(c) is required to be attached.

                              PART III - NARRATIVE

       The Registrant could not file the Exhibits listed below as exhibits to the Second Quarter 10-Q within the prescribed time period without unreasonable effort and expense because the Registrant has been temporarily unable to confirm with certain necessary parties those portions of the Exhibits for which the Registrant will seek confidential treatment.

Exhibit No.                    Description

(10.1)* General Terms Agreement, dated August 13, 2001 (the "August Terms Agreement"), between Rolls-Royce Corporation and Astral Aviation, Inc. ("Astral") and Side Letter Number One to the August Terms Agreement, dated August 13, 2001, between Rolls-Royce Corporation and Astral.

(10.2)* Purchase Agreement DCT-043/01, dated August 13, 2001 ("Embraer Purchase Agreement"), between Embraer - Empresa Brasileira de Aeronautica S.A. ("Embraer") and Astral; Letter Agreement, dated August 13, 2001 ("Embraer Letter Agreement"), between Embraer and Astral relating to Embraer Purchase Agreement, including Amendment No. 1 to Embraer Letter Agreement, dated September 27, 2001, between Embraer and Astral; Amendment No. 1 to Embraer Purchase Agreement,

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           dated September 27, 2001, between Embraer and Astral; Amendment No. 2 to Embraer Purchase Agreement, dated October 19, 2001, between
           Embraer and Astral; and Amendment No. 3 to Embraer Purchase
           Agreement, dated March 6, 2002, between Embraer and Astral.

(10.3)* General Terms Agreement, dated April 11, 2002 (the "April Terms Agreement"), between Rolls-Royce Deutschland Ltd & Co KG ("Rolls-Royce") and Midwest Express Airlines, Inc. ("Midwest Express") and Side Letter Agreement Number One to the April Terms Agreement, dated April 12, 2002, between Rolls-Royce and Midwest Express.

(10.4)* Aircraft General Terms Agreement Number AGTA-MWE, dated September 28, 2001 (the "AGTA-MWE Terms Agreement"), among The Boeing Company, and its wholly-owned subsidiary McDonnell Douglas Corporation ("McDonnell"), and Midwest Express; Letter Agreement to the AGTA-MWE Terms Agreement and 717 Purchase Agreement (defined below), dated September 28, 2001 ("Letter Agreement No. 1 to AGTA-MWE"), between McDonnell and Midwest Express; and Letter Agreement to the AGTA-MWE Terms Agreement and 717 Purchase Agreement, dated September 28, 2001 ("Letter Agreement No. 2 to AGTA-MWE"), between McDonnell and Midwest Express.

(10.5)* Purchase Agreement Number 2371, dated September 28, 2001 ("717 Purchase Agreement"), between McDonnell and Midwest Express; Supplemental Agreement No. 1 to 717 Purchase Agreement, dated April 12, 2002, between McDonnell and Midwest Express; Letter Agreement No. 1 to AGTA-MWE (see above); Letter Agreement No. 2 to AGTA-MWE (see above); Letter Agreement to 717 Purchase Agreement, dated September 28, 2001, between McDonnell and Midwest Express; Letter Agreement to 717 Purchase Agreement, dated September 28, 2001, between McDonnell and Midwest Express; Letter Agreement to 717 Purchase Agreement, dated September 28, 2001, between McDonnell and Midwest Express; Letter Agreement to 717 Purchase Agreement, dated September 28, 2001, between McDonnell and Midwest Express; Letter Agreement to 717 Purchase Agreement, dated April 12, 2002, between McDonnell and Midwest Express; Letter Agreement to 717 Purchase Agreement, dated September 28, 2001, between McDonnell and Midwest Express; and Letter Agreement to 717 Purchase Agreement, dated September 28, 2001, between McDonnell and Midwest Express.



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                           PART IV - OTHER INFORMATION

1. Name and telephone number of person to contact in regard to this notification:

         Peter D. Fetzer
         (414) 297-5596

2. Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).


                 [X]  Yes                        [ ]  No

3. Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                 [ ]  Yes                        [X]  No

4. If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  Not Applicable.

       The Registrant has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  August 15, 2002                  By:  /s/ Dennis J. O'Reilly
                                            ---------------------------------
                                                 Dennis J. O'Reilly
                                                 Treasurer and Director of
                                                 Investor Relations





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